AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 25 2007
WASH., D.C.
182

40-33
811-08038
Branch 20

September 20, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, copies of **the Orders Extending Time To Enter An Order Approving Or Disapproving Distribution Plan (In The Matters of AIM Advisors, Inc and AIM Distributors, Inc. as well as Invesco Funds Group, Inc., AIM Advisors, Inc. and AIM Distributors, Inc.)** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Enclosures

cc: Ms. Kimberly Garber, SEC – Fort Worth
Ms. Sandra Gonzalez, SEC – Fort Worth

07060483

S:\srr\Litigation\MDL\Corr\L-092007(a)SEC.doc
091907 jc

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

Securities Exchange Act of 1934
Release No. 56335 / August 29, 2007

Administrative Proceedings
File No. 3-11701

In the Matter of AIM Advisors, Inc. and AIM Distributors, Inc. Respondents.	ORDER EXTENDING TIME TO ENTER AN ORDER APPROVING OR DISAPPROVING DISTRIBUTION PLAN

I.

On July 6, 2007, pursuant to Rule 1103 of the Securities and Exchange Commission's Rules on Fair Fund and Disgorgement Plans, 17 C.F.R. § 201.1103, the Commission published a Notice of Proposed Distribution Plan and Opportunity for Comment ("Notice") for the distribution of monies placed into a Fair Fund in the above-captioned matter (Securities Exchange Act Release No. 34-56027). The Notice invited public comment on the proposed distribution plan through August 6, 2007, and the Commission received public comments that raised various issues.

Rule 1104 of the Commission's Rules on Fair Fund and Disgorgement Plans, 17 C.F.R. § 201.1104, provides:

> At any time after 30 days following publication of notice of a proposed plan of disgorgement or of a proposed Fair Fund plan, the Commission shall, by order, approve, approve with modifications, or disapprove the proposed plan. In the discretion of the Commission, a proposed plan that is substantially modified prior to adoption may be republished for an additional comment period pursuant to 17 CFR 201.1103. The order approving or disapproving the plan should be entered within 30 days after the end of the

final period allowed for comments on the proposed plan unless the Commission or the hearing officer, by written order, allows a longer period for good cause shown.

Thirty days from the end of the final period for comments on the proposed distribution plan will lapse on September 5, 2007. The Commission believes that because of the number and complexity of the comments received, further evaluation, review and analysis are required, and therefore good cause has been shown to extend the thirty day time period provided in Rule 1104 for entry of an order approving or disapproving the plan until November 5, 2007.

II.

Accordingly, IT IS ORDERED that:

Pursuant to Rule 1104 of the Rules on Fair Fund and Disgorgement Plans, 17 C.F.R. § 201.1104, for good cause shown, the time for entering an Order approving or disapproving the proposed distribution plan is extended to November 5, 2007.

For the Commission, by its Secretary, pursuant to delegated authority.

Nancy M. Morris
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

Securities Exchange Act of 1934
Release No. 56333 / August 29, 2007

Administrative Proceedings
File No. 3-11701

In the Matter of Invesco Funds Group, Inc., AIM Advisors, Inc. and AIM Distributors, Inc. Respondents.	ORDER EXTENDING TIME TO ENTER AN ORDER APPROVING OR DISAPPROVING DISTRIBUTION PLAN

I.

On July 6, 2007, pursuant to Rule 1103 of the Securities and Exchange Commission's Rules on Fair Fund and Disgorgement Plans, 17 C.F.R. § 201.1103, the Commission published a Notice of Proposed Distribution Plan and Opportunity for Comment ("Notice") for the distribution of monies placed into a Fair Fund in the above-captioned matter (Securities Exchange Act Release No. 34-56025A). The Notice invited public comment on the proposed distribution plan through August 6, 2007, and the Commission received public comments that raised various issues.

Rule 1104 of the Commission's Rules on Fair Fund and Disgorgement Plans, 17 C.F.R. § 201.1104, provides:

> At any time after 30 days following publication of notice of a proposed plan of disgorgement or of a proposed Fair Fund plan, the Commission shall, by order, approve, approve with modifications, or disapprove the proposed plan. In the discretion of the Commission, a proposed plan that is substantially modified prior to adoption may be

republished for an additional comment period pursuant to 17 CFR 201.1103. The order approving or disapproving the plan should be entered within 30 days after the end of the final period allowed for comments on the proposed plan unless the Commission or the hearing officer, by written order, allows a longer period for good cause shown.

Thirty days from the end of the final period for comments on the proposed distribution plan will lapse on September 5, 2007. The Commission believes that because of the number and complexity of the comments received, further evaluation, review and analysis are required, and therefore good cause has been shown to extend the thirty day time period provided in Rule 1104 for entry of an order approving or disapproving the plan until November 5, 2007.

II.

Accordingly, IT IS ORDERED that:

Pursuant to Rule 1104 of the Rules on Fair Fund and Disgorgement Plans, 17 C.F.R. § 201.1104, for good cause shown, the time for entering an Order approving or disapproving the proposed distribution plan is extended to November 5, 2007.

For the Commission, by its Secretary, pursuant to delegated authority.

Nancy M. Morris
Secretary

END